15045361

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 18 2015 Washington DC Section

| SEC FILE NUMBER |
|---|
| 8- 49213 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Research Brokerage Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 S. Raymond Avenue, Suite 200
(No. and Street)

| Pasadena | California | 91105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





2/19/15

# OATH OR AFFIRMATION

I, John P Odell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Research Brokerage Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of LOS ANGELES )

On 1.13.2015 before me, Daniel Dingle, Notary Public,
*Date* *Here Insert Name and Title of the Officer*

personally appeared John Patrick Odell
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DANIEL DINGLE
Commission # 20[illegible]7
Notary Public - California
Los Angeles County
My Comm. Expires Mar 29, 2018

Signature [signature]
*Signature of Notary Public*

*Place Notary Seal Above*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ______ Document Date: ______
Number of Pages: ______ Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

# Report of Independent Registered Public Accounting Firm

Board of Directors
Capital Research Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Capital Research Brokerage Services, LLC (the "Company") as of December 31, 2014, and the related statement of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Capital Research Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Research Brokerage Services, LLC as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Capital Research Brokerage Services, LLC's financial statements. The supplemental information is the responsility of Capital Research Brokerage Services, LLC's management. Our audit proccedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

**Northridge, California**
February 11, 2015

*WE FOCUS & CARE*

**Capital Research Brokerage Services, LLC**
**Statement of Financial Condition**
**December 31, 2014**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 10,035 |
| Cash and securities segregated under federal and other regulations | | 10,956 |
| Short-term investments | | 429,001 |
| Prepaid expense | | 1,966 |
| **Total assets** | $ | 451,958 |

| | | |
|---|---|---|
| **Liabilities** | | |
| **Total liabilities** | $ | - |

| | | |
|---|---|---|
| **Members' equity** | | |
| Members' equity | | 451,958 |
| **Total members' equity** | | 451,958 |
| **Total liabilities and members' equity** | $ | 451,958 |

*The accompanying notes are an integral part of these financial statements.*

**Capital Research Brokerage Services, LLC**
**Statement of Income**
**For the Year Ended December 31, 2014**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions income | $ | 325,085 |
| Interest income | | 21,244 |
| Net investment gains (losses) | | 33,985 |
| **Total revenues** | | 380,314 |
| **Expenses** | | |
| Occupancy and equipment retnal | | 23,583 |
| Taxes, other than income taxes | | 2,664 |
| Administrative expenses - related parties | | 245,000 |
| Other operating expenses | | 69,638 |
| **Total expenses** | | 340,885 |
| **Net income (loss) before income tax provision** | | 39,428 |
| **Income tax provision** | | 1,700 |
| **Net income (loss)** | $ | 37,728 |

*The accompanying notes are an integral part of these financial statements.*

**Capital Research Brokerage Services, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2014**

| | | Members' Equity |
|---|---|---|
| **Balance at December 31, 2013** | $ | 434,527 |
| Member's distributions | | 20,297 |
| Member's contributions | | - |
| Net income (loss) | | 37,728 |
| **Balance at December 31, 2014** | $ | 451,958 |

*The accompanying notes are an integral part of these financial statements.*

**Capital Research Brokerage Services, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2014**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 37,728 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Cash and securities segregated under federal and other regulatioı | $ - | |
| Short-term investments | (34,931) | |
| Prepaid expense | | |
| Increase (decrease) in liabilities: | | |
| Total adjustments | | (34,931) |
| **Net cash provided by (used in) operating activities** | | 2,797 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Cash flow from financing activities:** | | |
| Capital contributions | | |
| Capital distributions | (20,297) | |
| **Net cash provided by (used in) financing activities** | | (20,297) |
| **Net increase (decrease) in cash** | | (17,500) |
| **Cash and cash equivalents at beginning of year** | | 27,535 |
| **Cash and cash equivalents at end of year** | | $ 10,035 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ 1,700 | |

*The accompanying notes are an integral part of these financial statements.*

**Capital Research Brokerage Services, LLC**
**Notes to Financial Statements**
**December 31, 2014**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Capital Research Brokerage Services, LLC (the "Company") was organized as a California Limited Liability Company ("LLC") on November 12, 1997. In May 2000, the Company acquired The Oakwood Group of Michigan, LLC., a broker/dealer organized on February 14, 1996, in the State of North Carolina as a Limited Liability Company. The surviving company maintained the broker/dealer under the name Capital Research Brokerage Services, LLC. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, the Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MRSB").

The Company is affiliated through common ownership with Arroyo Investment Group ("AIG") and Capital Research & Consulting, LLC ("CRC")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, mutual fund distributor, broker or dealer selling variable life insurance or annuities, and sale of Section 529 plans.

The Company has approximately ten (13) total clients, with one (1) of the clients accounting for 55% of the Company's commission revenues. The Company serves as a broker of record for mutual fund activity for the clients of a related company.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore, in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

**Note 2: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

Cash of $10,956 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission (See Schedule II).

**Note 3: INCOME TAXES**

As discussed in Note 1, the Company has elected to be a California Limited Liability Company and, as a consequence, no provision for Federal Income Taxes is included in these financial statements. However, the company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the following:

| | | |
|---|---|---|
| Franchise tax | $ | 900 |
| Gross receipts tax | | 800 |
| Total income tax provision | $ | 1,700 |

**Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT**

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

## Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

| **Assets** | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Short-term investment | $ 429,001 | $ 429,001 | $ - | $ - |
| **Total** | $ 429,001 | $ 429,001 | $ - | $ - |

| **Liabilities** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| | $ - | $ - | $ - | $ - |
| **Total** | $ - | $ - | $ - | $ - |

## Note 5: RELATED PARTY TRANSACTIONS

On April 29, 2004, the Company entered into a "shared expense" agreement in complying with FINRA and SEC rules and regulations. The agreement is between the Company, Arroyo and CRC. Under the agreement, the Company maintains its operations utilizing the office space and staff of another company, and will record monthly fees for facilities, administration, advisory services, and other fees. For the year ended December 31, 2014, a total amount of $245,000 was paid to these affiliates.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU Number | Title | Effective Date |
|---|---|---|
| | | |
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).* | After 12/15/13 |
| | | |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).* | After 12/15/14 |
| | | |
| 2014-08 | Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity *(April 2014).* | After 12/15/14 |
| | | |
| 2014-09 | Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers *(May 2014).* | After 12/15/17 |
| | | |
| 2014-15 | Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern *(August 2014).* | After 12/15/16 |

## Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $420,012 which was $170,012 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness $0 to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

## Note 8 : COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

## Note 9 : GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

## Note 10 : SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Capital Research Brokerage Services, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2014**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Members' equity | $ 451,958 | |
| **Total stockholder's equity** | | $ 451,958 |
| Less: Non-allowable assets | | |
| Prepaid expense | 1,966 | |
| **Total non-allowable assets** | | 1,966 |
| **Net capital before haircuts** | | 449,992 |
| Less: Haircuts and undue concentration | | |
| Haircut on mutual funds | 29,960 | |
| Haircut on money markets | 20 | |
| **Total haircuts & undue concentration** | | 29,980 |
| **Net Capital** | | 420,012 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ - | |
| Minimum dollar net capital required | $ 250,000 | |
| Net capital required (greater of above) | | (250,000) |
| **Excess net capital** | | $ 170,012 |
| Ratio of aggregate indebtedness to net capital | N/A | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

*See independent auditor's report*

**Capital Research Brokerage Services, LLC**

**Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3**

**As of December 31, 2014**

| | |
|---|---|
| **Credit balanes** | |
| **Total credit items** | |
| | |
| **Debit balances** | |
| **Gross debits** | - |
| **Total debit items** | - |
| Excess of total debits over total credits | - |
| Excess of total credits over total debits | - |
| 105% of excess of total credits over total debits | - |
| Amount held on deposit in Reserve Bank Account | 10,956 |
| Amount of deposit (or withdrawal) | - |
| Amount in Reserve Bank Account | $ 10,956 |

**Capital Research Brokerage Services, LLC**

**Schedule III - Reconciliation of Net Capital and Reserve Requirements Pursuant to Rule 15c3-3**

**As of December 31, 2014**

| | | |
|---|---|---|
| Net Capital as calculated per audit report | $ | 420,012 |
| Net capital as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, December 31, 2014 | | 420,012 |
| Net difference in computation of net capital | $ | - |
| Reserve requirement as calculated per audit report | $ | - |
| Reserve requirement as calculated per broker-dealer's most recent filling of Form X-17a-5, Part II, December 31, 2014 | | - |
| Net difference in computation of reserve requirements | $ | - |

**Capital Research Brokerage Services, LLC**
**Schedule IV - Information relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2014**

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-30 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

**Capital Research Brokerage Services, LLC**
**Report on Compliance Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)**
**For the Year Ended December 31, 2014**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have examined Capital Research Brokerage Services, LLC's statements, included in the accompanying Assertions Regarding Compliance, that (1) Capital Research Brokerage Services, LLC's internal control over compliance was effective during the most recent fiscal period beginning June 1, 2014 and ending December 31, 2014; (2) Capital Research Brokerage Services, LLC's internal control over compliance was effective as of June 1, 2014; (3) Capital Research Brokerage Services, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014; and (4) the information used to state that Capital Research Brokerage Services, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Capital Research Brokerage Services, LLC's books and records. Capital Research Brokerage Services, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Capital Research Brokerage Services, LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Capital Research Brokerage Services, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Capital Research Brokerage Services, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Capital Research Brokerage Services, LLC's internal control over compliance was effective as of and during the most recent fiscal period beginning June 1, 2014 and ending December 31, 2014; Capital Research Brokerage Services, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014 was derived from Capital Research Brokerage Services, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Capital Research Brokerage Services, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Capital Research Brokerage Services, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a

In our opinion, Capital Research Brokerage Services, LLC's statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 11, 2015

Capital Research Brokerage Services, LLC
Annual Compliance Report
January 31, 2014

In accordance with SEC Rule 17a-5 we hereby submit the following compliance report: Capital Research Brokerage Services, LLC has established and maintained internal control over compliance that has the objective of providing us with reasonable assurance that non-compliance with rules 240.15c3-1, 240.15c3-3, and 240.17a-13, or any rule of our designated examining authority that requires account statements be sent to our customers will be prevented or detected on a timely basis.

Our internal control over compliance was effective during our most recent fiscal year, and was effective as of the end of our most recent fiscal year which ended December 31, 2014.

We were in compliance with 240.15c3-1and 240.15c3-3 as of the end of the most recent fiscal year. The information used to state that we were in compliance with 240.1Sc3-1and 240.15c3-3 was derived from our books and records.

We did not have any material weakness in our internal control over compliance during our most recent fiscal year. We also did not have any instance of non-compliance with rules 240.15c3-1or 240.15c3-3e as of the end of our most recent fiscal year which was December 31, 2014.

John P Odell
Principal
Capital Research Brokerage Services, LLC